Exhibit 99.1

For Immediate Release
May 6, 2004

SAP Annual General Meeting of Shareholders Approves Dividend of
€0.80 per Non-Par Value Share

WALLDORF/MANNHEIM — May 6, 2004 — SAP AG (NYSE: SAP) today held its Annual General Meeting of Shareholders in Mannheim, Germany. At the meeting, all of the items proposed by the Supervisory Board and the Executive Board were approved by clear majorities of well over 90 percent of the represented voting capital.

A dividend in the amount of €0.80 per non-par value share will be paid to SAP shareholders (previous year’s dividend: €0.60). The total amount to be distributed in dividends to the shareholders is approximately €249 million. The dividend payment is scheduled for May 7. Furthermore, a share buy-back program of up to 30 million SAP non-par value shares was again approved at the Annual General Meeting. The usage of equity derivatives in conjunction with the share buy-back program was also authorized.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €0.80 dividend and is dependent on the Euro/US-Dollar exchange rate.

SAP AG pays cash dividends in Euro, so that exchange rate fluctuations will also affect the US-Dollar amounts received by the holders of ADRs on the conversion into US-Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 7, 2004. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

For more information, press only:
 Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
 Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
 Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
 Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT